Exhibit 99.1

Trina Solar Announces Sale of Wuwei Solar Power Plant to Huadian Fuxin

CHANGZHOU, China, March 10, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced it has successfully sold its 50 MW Solar Power Plant in Wuwei, Gansu province to Huadian Fuxin Energy Corporation (HK:00816) (“Huadian Fuxin”). Huadian Fuxin will assume 100 percent ownership of the project from Trina Solar with the completion of the transaction.

“We are delighted to have successfully sold our first large-scale project in China,” said Mr. Jifan Gao, chairman and CEO of Trina Solar. This transaction represents a significant milestone for Trina Solar, as it showcases our ability to develop large-scale downstream projects with a complete project cycle from designing, construction, operation to the final sale. Huadian Fuxin is one of China’s leading clean energy companies and we are pleased to have this opportunity to work with such a strategic partner.”

Mr. Gao added, “Wuwei is an ideal location for a solar plant because of its abundant solar resources. Trina has strong capabilities in building highly efficient systems and we look forward to developing additional projects in the region. Our successful sale of the Wuwei power plant, coupled with Trina’s global branding strength, services and superior product quality demonstrate a good start for 2014 as we make more progress with our downstream projects pipeline in China.”

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

About Huadian Fuxin Energy Corporation Limited

Huadian Fuxin is a leading diversified clean energy company in China with a registered capital of RMB7.62 billion with assets in over twenty provinces and municipalities nationwide. The current company’s predecessor, Huadian Fujian Power Generation Co., Ltd., a wholly-owned subsidiary of Huadian, was established in Fujian in October 2004. Huadian Fuxin was listed on the Main Board of the Hong Kong Stock Exchange in June 2012 (HK:00186). The Company offers a diversified portfolio of power generation businesses, covering hydropower, wind power, coal-fired power, distributed energy, nuclear energy, biomass energy and solar energy. As of 31 December 2012, the company’s consolidated installed capacity amounted to 7,898.9 MW. For more information, please visit http://www.hdfx.com.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou) Email: trina@brunswickgroup.com	Ilse Schache Phone: + (86) 21-6039-6388 (Shanghai)
Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com